UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number 001-40889

TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
7 St. Thomas Street, Suite 801
Toronto, Ontario, Canada M5S 2B7
(416) 323-2482
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-260043).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description

99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021

99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2021

99.3	Press Release, dated November 9, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tricon Residential Inc.

Date: November 9, 2021	By:	/s/ David Veneziano
		Name:	David Veneziano
		Title:	Chief Legal Officer and Corporate Secretary